UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number: 1-14926

KT Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

206 Jungja-dong Bundang-gu, Sungnam Kyunggi-do 463-711 Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Completion of Share Repurchase for Share Retirement

KT Corporation(NYSE symbol:KTC) has completed its share repurchase for retirement of shares.

1. Purpose of share repurchase : Share retirement

2. Number of shares repurchased : 13,124,000 common shares

3. Total value of shares repurchased : KRW 508,606,626,500

4. Average purchase price of shares repurchased : KRW 38,754 per share

5. Period of share repurchase : March 10, 2009 ~ April 17, 2009

6. Date of share retirement : April 22, 2009

7. Number of total issued shares after share retirement : 260,411,700 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KT Corporation

Date: April 23, 2009	By:	Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

KT Corporation

Date: April 23, 2009	By:	Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director